AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

02042369

RECD S.E.C.
JUN 27 2002
1086

SUPPL

4 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 31 May 2002, Re: Litigation against Ambang Maju Sdn Bhd & 2 others, and

2) General Announcement dated 3 June 2002, Re: Pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange.

Please contact the undersigned for any query.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No **AA-020531-65707**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **MAK WAI CHIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

RECD S.E.C.
JUN 27 2002
1086

* Subject :

LITIGATION AGAINST AMBANG MAJU SDN BHD & 2 OTHERS

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel") wishes to inform the Exchange that its 70% owned subsidiaries namely Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya") and Aquabio Holdings Sdn Bhd ("Aquabio") (collectively the "Subsidiaries") have been served with an originating petition (KLHC No. D2-26-20-2002) under Section 181 of the Companies Act, 1965 by Tafco Development Sdn Bhd ("Tafco"). Tafco has also sued the ex-directors of Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

Background to the litigation

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

The litigation

The litigation was filed by Tafco in relation to the above security arrangements. In the originating petition, Tafco alleged *inter alia* that (a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and (b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:-

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Directors of Amsteel is awaiting legal advice as to the next course of action to be taken in this litigation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 31 MAY 2002

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **03-06-2002 06:37:59 PM**
Submitted by **AMSTEEL** on **03-06-2002 06:42:41 PM**
Reference No **AA-020603-A61E8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress;

2) as announced on 9 May 2002, the Foreign Investment Committee and Ministry of International Trade and Industry have approved the relevant proposals within the Proposed GWRS requiring their approvals. The relevant proposals within the Proposed GWRS that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also been approved; and

3) the Company has obtained the relevant orders from the High Court of Malaya to convene the following meetings to approve the Proposed GWRS pursuant to Section 176(1) of the Companies Act, 1965 :

a) Financial institution creditors'/members' meetings before 1 October 2002;
b) Non-financial institution creditors' meetings before 2 November 2002.

AMSTEEL CORPORATION BERHAD (20667-

Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: